

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05002516



January 24, 2005

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-24-2005

Richard E. Baltz
Arnold & Porter LLP
555 Twelfth Street, NW
Washington, DC 20004-1206

Re: CSX Corporation
Incoming letter dated December 20, 2004

Dear Mr. Baltz:

This is in response to your letters dated December 20, 2004 and January 21, 2005 concerning the shareholder proposal submitted to CSX by Mary F. Morse, Trustee. We also have received a letter from the proponent dated December 27, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ 08057-2717

277948

ARNOLD & PORTER LLP

202.942.5000
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

December 20, 2004

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Mary F. Morse Family Trust

Ladies and Gentlemen:

We are writing to the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on behalf of CSX Corporation, a Virginia Corporation (the "Company"). The Company has received a shareholder proposal (the "Proposal") from the Mary F. Morse Family Trust (the "Proponent"). The Proposal requests that the Company change the format of its proxy card by adding the word "AGAINST" to all voting cards for the Year 2005 meeting. A supporting statement accompanies the Proposal. Copies of the Proposal and supporting statement are attached to this letter as Exhibit A. The Proponent has asked the Company to include the Proposal in the Company's proxy statement for its 2005 annual shareholders meeting (the "2005 Proxy Materials"). The Company respectfully asks for confirmation that the Staff will not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2005 Proxy Materials for the reasons set forth below.

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), six copies of this letter and its exhibits are enclosed. By copy of this letter, the Company is simultaneously informing the Proponent of the Company's intention to omit the proposal from the 2005 Proxy Materials.

Although the intended scope of the Proposal is ambiguous, as discussed further below, the supporting statement makes clear that the Proponent is seeking to revise the Company's proxy card to allow a vote "against" nominees for election as directors. The Staff permitted the Company to omit substantially the same proposal from the Company's 2002 proxy materials. See CSX Corporation (January 2, 2003). The requested no-action relief is also consistent with other similar no-action letters, including Avaya Inc. (November 4, 2004), Lucent Technologies, Inc. (October 27, 2004); AT&T

(March 11, 2002); and the Coca-Cola Company (February 6, 2002). In each of these instances, the Staff permitted the requesting companies to exclude from their proxy materials a similar proposal by either the Proponent or Robert D. Morse, whom we believe is related to the Proponent.[1]

The Company believes that the Proposal may be omitted from the 2005 Proxy Materials for any of the following reasons:

- The Proposal, if implemented, would cause the Company to violate state and Federal law and the Federal proxy rules within the meaning of Rule 14a-8(i)(2) and Rule 14a-8(i)(3) of the Act;

- To the extent the Proposal can be read to apply to voting on matters other than the election of directors, it has been substantially implemented and is therefore, excludable under Rule 14a-8(i)(10); and

- The proposal relates to an election for membership on the Company's Board of Directors and is therefore excludable under Rule 14a-8(i)(8).

We address each of the grounds for omission in greater detail below.

1. The Proposal may be omitted pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because, if implemented, the Proposal would cause the Company to violate state law and Federal law, including the Commission's proxy rules

Under Rule 14a-8(i)(2), the implementation of a shareholder proposal that would cause the Company to violate any state, federal or foreign law may be excluded. Similarly, under Rule 14a-8(i)(3) the Company may exclude any proposal that would cause it to violate the Commission's proxy rules. As a practical matter, the Proposal would require the Company to indicate on its proxy cards that a shareholder may vote "against" the election of a director rather than "withhold authority" to vote for a director. As further discussed below, the Company believes that such an "against" vote would be inconsistent with controlling state law and the Commission's proxy rules, including Rule

[1] In addition to having the same last name, Ms. Morse and Mr. Morse identify the same address in their proposals, and Ms. Morse has previously identified Mr. Morse as her husband.

14a-9 and Rule 14a-4(b). Therefore, the Company believes that the Proposal is excludable from the 2005 Proxy Materials.

The Company is incorporated in Virginia and, as such, is subject to the Virginia Stock Corporation Act (the "Virginia Act"). Section 13.1-669(A) of the Virginia Act provides that "(u)nless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election..."[2] The Company's articles of incorporation do not contain provisions opting out of Section 13.1-669(A) of the Virginia Act. Accordingly, nominees with the highest number of votes are elected to the Company's board of directors. Therefore, as a matter of Virginia law, in an election of directors where directors are elected by a plurality vote, the Company believes that a vote against a nominee for election as a director cannot be given legal effect in determining whether a nominee is elected as a director.

As a result, the Proposal is excludable under Rule 14a-8(i)(2) because the Company's governing instruments do not opt out of the plurality voting otherwise specified by the Virginia Act.[3] Implementation of the Proposal thus would result in the Company's proxy materials being false or misleading under Rule 14a-9. To provide shareholders with a proxy card indicating that the shareholder may vote "against" a director likely would mislead a shareholder into believing that a vote "against" a director nominee would be given some legal effect in the tabulation of votes.

This analysis is supported by the Avaya Inc. ("Avaya") no-action letter cited above in which the Staff allowed Avaya to exclude substantially the same proposal submitted by Robert D. Morse. Avaya is incorporated in Delaware. Section 216(3) of the Delaware General Corporation Law (the "DGCL") provides that, unless specified otherwise in the company's certification of incorporation or bylaws, directors are elected by a plurality vote of shares present and entitled to vote. Like the Company, Avaya did not opt out of the plurality voting mechanism provided by its state corporate law. In taking a no-action position, the Staff noted that "because Avaya's governing instruments

---

[2] In contrast, the Virginia Act (§ 13.1-666) provides that matters *other than* the election of directors are approved "if the votes cast . . . favoring the action exceed the votes case opposing the action."

[3] We have attached a copy of the Company's Amended and Restated Articles of Incorporation as Exhibit B.

do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Avaya's proxy materials being false or misleading under rule 14a-9." We believe that the Staff should reach a similar conclusion with respect to this Proposal.

In addition, implementing the Proposal would require the Company to take an action that is inconsistent with the Commission's proxy rules. Rule 14a-4(b)(2) mandates that a form of proxy "provide . . . means for security holders to withhold authority to vote for each . . . nominee." Pursuant to Instruction 2, a proxy card should provide means for security holders to vote against nominees only "if applicable state law gives legal effect to votes cast against a nominee." The Virginia Act does not give such legal effect and implementing the Proposal would require the Company to follow a procedure that would be misleading.[4]

Accordingly, pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3), the Company requests the Staff's concurrence that it may exclude the Proposal, to the extent that the Proposal would cause the Company to violate state law and Federal Law, including the Commission's proxy rules.

2. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) because it has been substantially implemented by the Company

Under Rule 14a-8(i)(10), a company may exclude shareholder proposals if, "the company has already substantially implemented the proposal." The Proposal requests that, "Management and Directors return the word 'Against' to all voting cards for the Year 2005 meeting." To the extent the Proposal applies to matters other than the election of directors, the Proposal may be excluded under Rule 14a-8(i)(10), as it has been

[4] The Commission itself, when adopting amendments to Rule 14a-4, which prescribes the form of the proxy card, acknowledged that where an "against" vote had "questionable legal effect" such an "against" choice on the proxy card "could be confusing and misleading to shareholders." See SEC Release No. 34-16356 (November 21, 1979). Therefore, except in cases where the jurisdiction in question gives legal effect to votes cast against a nominee, the Commission determined that the term "withhold authority" should be used in place of a choice "against" director nominees on the proxy card.

substantially implemented. As specified under Virginia law, the Company has included an "Against" option in all matters other than the election of directors.[5]

As such, pursuant to Rule 14a-8(i)(10), the Company requests the Staff's concurrence that it may exclude the Proposal, to the extent that it applies to matters other than the election of directors, from its Proxy Materials.

3. The Proposal may be omitted pursuant to Rule 14a-8(i)(8) because it relates to an election for membership on the Company's Board of Directors

The Company also believes that the Proposal may be excluded under Rule 14a-8(i)(8), which permits exclusions of shareholder proposals that relate to an election for membership on a company's board of directors. The last paragraph of the supporting statement implicitly recommends that the shareholders vote against the election of the Company's director nominees. The Proposal states "Voting out company nominated directors by the shareowners, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration..."

The Staff has previously made clear that Rule 14a-8(i)(8) permits the exclusion not just of shareholder proposals that on their face relate to an election of directors, but also of shareholder proposals where the supporting statements make recommendations regarding an election of directors. For example, in Lucent Technologies Inc., publicly available November 3, 1998, the supporting statement of a proposal relating to executive compensation stated: "place an 'X--against All', for # 1 proposal on line for 'except' director nominees . . ." The Staff determined that the company could omit the proposal in its entirety unless the proponent deleted this reference to voting for director nominees. The Staff has consistently required that similar language be excluded. See also Crown Cork & Seal Company, Inc., publicly available February 24, 1999; and Phillips-Van Heusen Corporation, publicly available April 6, 1999.

Our analysis is further supported by the AT&T no-action letter, publicly available March 11, 2002. In that instance, Mr. Morse submitted a proposal to AT&T that is similar to the Proposal submitted to the Company. In its response, the Staff indicated that "[t]here . . . appears to be some basis for [the] view that AT&T may exclude the second

[5] See note 2 *supra*.

proposal under Rule 14a-8(i)(8)."[6]

Therefore, since the Proposal relates to an election for membership on the Company's board of directors, the Company believes that it may properly exclude the Proposal from its 2005 Proxy Materials under Rule 14a-8(i)(8).

For each of the foregoing reasons, the Company has determined that it is appropriate to omit the Proposal from its 2005 proxy materials.

Please acknowledge receipt of this letter and enclosures by stamping one enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,



Richard E. Baltz

[6] Since there was only one proposal in the AT&T no-action letter, it is unclear what the reference to the "second proposal" refers to. In any case, it is clear that the Staff agreed that the at least some portion of the proposal related to the election of directors and was therefore excludable under 14a-8(i)(8).

Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
August 23, 2004

Office of The Secretary
CSX Corporation
500 Water Street
Jacksonville, FL 32202

Dear Secretary:

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2005 Proxy Material. I intend to hold stock until beyond the meeting, as required, and expect to be represented at the meeting, as required.

I have had a mild heart attack at the close of 2003 and cannot attend personally, do to the stress involved.

Enclosure: Proposal for Year 2005

Sincerely,

Mary F. Morse, Trustee



August 23, 2004

CSX Corporation
Corporate Secretary's Office
500 Water Street, C160
Jacksonville, FL 32202

PROPOSAL

I, Mary F.Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX, Most major companies register in DE, MD, NJ, NY, and VA with the explanation that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"-- Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil took out $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

Voting out company nominated directors by the shareowners, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration, which has direct effect on retaining assets not actually earned by their position. Keep in mind that the Product or services, and its Advertising and Acceptance are the source of income, not just the ones in top positions. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Mary F. Morse, Trustee



AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

CSX CORPORATION

Article I

NAME

The name of the Corporation is "CSX Corporation".

Article II

PURPOSE

The purpose for which the Corporation is organized is to transact any lawful business not required to be specifically stated in the Articles of Incorporation.

Article III

AUTHORIZED STOCK

3.1 Number and Designation. The Corporation shall have authority to issue three hundred million (300,000,000) shares of Common Stock, par value $1.00 per share, and twenty-five million (25,000,000) shares of Serial Preferred Stock, without par value.

3.2 Preemptive Rights. No holder of capital stock of the Corporation of any class shall have any preemptive right to subscribe to or purchase (i) any shares of capital stock of this Corporation, (ii) any securities convertible into such shares or (iii) any options, warrants or rights to purchase such shares or securities convertible into any such shares.

Article IV

SERIAL PREFERRED STOCK

4.1 Issuance in Series. The Board of Directors is hereby empowered by the adoption of an amendment to these Amended and Restated Articles of Incorporation to cause the Serial Preferred Stock of the Corporation to be issued in series with such of the variations permitted by clauses (a)-(h), both inclusive, of this Section 4.1 as shall have been fixed and determined by the Board of Directors with respect to any series prior to the issue of any shares of such series.

The shares of the Serial Preferred Stock of different series may vary as to:

(a) the number of shares constituting such series and the designation of such series, which shall be such as to distinguish the shares thereof from the shares of all other series and classes;

(b) the rate of dividend, the time of payment and, if cumulative, the dates from which dividends shall be cumulative, and the extent of participation rights, if any;

(c) any right to vote with holders of shares of any other series or class and any right to vote as a class, either generally or as a condition to specified corporate action;

(d) the price at and the terms and conditions on which shares may be redeemed;

(e) the amount payable upon shares in event of involuntary liquidation;

(f) the amount payable upon shares in event of voluntary liquidation;

(g) any sinking fund provisions for the redemption or purchase of shares; and

(h) the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion.

The shares of all series of Serial Preferred Stock shall be identical except as, within the limits set forth above in this Section 4.1, shall have been fixed and determined by the Board of Directors prior to the issuance thereof.

4.2 Dividends. The holders of the Serial Preferred Stock of each series shall be entitled to receive, if and when declared payable by the Board of Directors, dividends in lawful money of the United States of America, at the dividend rate for such series, and not exceeding such rate except to the extent of any participation right. Such dividends shall be payable on such dates as shall be fixed for such series. Dividends, if cumulative and in arrears, shall not bear interest.

No dividends shall be declared or paid upon or set apart for the Common Stock or for stock of any other class hereafter created ranking junior to the Serial Preferred Stock in respect of dividends or assets (hereinafter called Junior Stock), and no shares of Serial Preferred Stock, Common Stock or Junior Stock shall be purchased, redeemed or otherwise reacquired for a consideration, nor shall any funds be set aside for or paid to any sinking fund therefor, unless and until (i) full dividends on the outstanding Serial Preferred Stock at the dividend rate or rates therefor, together with the full additional amount required by any participation right, shall have been paid or declared and set apart for payment with respect to all past dividend periods, to the extent that the holders of the Serial Preferred Stock are entitled to dividends with respect to any past dividend period, and the current dividend period, and (ii) all mandatory sinking fund payments that shall have become due in respect of any series of the Serial Preferred Stock shall have been made. Unless full dividends with respect to all past dividend periods on the outstanding Serial Preferred Stock at the dividend rate or rates therefor, to the extent the holders of the Serial Preferred Stock are entitled to dividends with respect to any particular past dividend period, together with the full additional amount required by any participation right, shall have been paid or declared and set apart for payment and all mandatory sinking fund payments that shall have become due in respect of any series of the Serial Preferred Stock shall have been made, no distributions shall be made to the holders of the Serial Preferred Stock of any series unless distributions are made to the holders of the Serial Preferred Stock of all series then outstanding in proportion to the aggregate amounts of the deficiencies in payments due to the respective series, and all payments shall be applied, first, to dividends accrued and in arrears, next, to any amount required by any participation right, and, finally, to mandatory sinking fund payments. The terms "current dividend period" and "past dividend period" mean, if two or more series of Serial Preferred Stock having different dividend periods are at the time outstanding, the current dividend period or any past dividend period, as the case may be, with respect to each such series.

4.3 Preference on Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, the holders of the Serial Preferred Stock of each series shall be entitled to receive, for each share thereof, the fixed liquidation price for such series, plus, in case such liquidation, dissolution or winding up shall have been voluntary, the fixed liquidation premium for such series, if any, together in all cases with a sum equal to all dividends accrued or in arrears thereon and the full additional amount required by any participation right, before any distribution of the assets shall be made to holders of the Common Stock or Junior Stock; but the holders of the Serial Preferred Stock shall be entitled to no further participation in such distribution. If, upon any such liquidation, dissolution or winding up, the assets distributable among the holders of the Serial Preferred Stock shall be insufficient to permit the payment of the full preferential amounts aforesaid, then such assets shall be distributed among the holders of the Serial Preferred Stock then outstanding ratably in proportion to the full preferential amounts to which they are respectively entitled. For the purposes of this Section 4.3, the expression "dividends accrued or in arrears" means, in respect of each share of the Serial Preferred Stock of any series at a particular time, an amount equal to the product of the rate of dividend per annum applicable to the shares of such series multiplied by the number of years and any fractional part of a year that shall have elapsed from the date when dividends on such shares became cumulative to the particular time in question less the total amount of dividends actually paid on the shares of such series or declared and set apart for payment thereon; provided, however, that, if the dividends on such shares shall not be fully cumulative, such expression shall mean the dividends, if any, cumulative in respect of such shares for the period stated in the articles of serial designation creating such shares less all dividends paid in or with respect to such period.

Article V

COMMON STOCK

5.1 Dividends. Subject to the provisions of law and the rights of holders of shares at the time outstanding of all classes of stock having prior rights as to dividends, the holders of Common Stock at the time outstanding shall be entitled to receive such dividends at such times and in such amounts as the Board of Directors may deem advisable.

5.2 Liquidation. In the event of any liquidation, dissolution or winding up (whether voluntary or involuntary) of the Corporation, after the payment or provision for payment in full for all debts and other liabilities of the Corporation and all preferential amounts to which the holders of shares at the time outstanding of all classes of stock having prior rights thereto shall be entitled, the remaining net assets of the Corporation shall be distributed ratably among the holders of the shares at the time outstanding of Common Stock.

5.3 Voting Rights. The holders of Common Stock shall be entitled to one vote per share on all matters.

Article VI

NUMBER OF DIRECTORS

The number of directors shall be fixed by the By-Laws or, in the absence of a By-law fixing the number, the number shall be four.

Article VII

LIMIT ON LIABILITY AND INDEMNIFICATION

7.1 Definitions. For purposes of this Article the following definitions shall apply:

(a) "Corporation" means this Corporation, including Chessie System, Inc. and Seaboard Coast Line Industries, Inc. and no other predecessor entity or other legal entity;

(b) "expenses" include counsel fees, expert witness fees, and costs of investigation, litigation and appeal, as well as any amounts expended in asserting a claim for indemnification;

(c) "liability" means the obligation to pay a judgment, settlement, penalty, fine, or other such obligation, including, without limitation, any excise tax assessed with respect to an employee benefit plan;

(d) "legal entity" means a corporation, partnership, joint venture, trust, employee benefit plan or other enterprise;

(e) "predecessor entity" means a legal entity the existence of which ceased upon its acquisition by the Corporation in a merger or otherwise; and

(f) "proceeding" means any threatened, pending, or completed action, suit, proceeding or appeal whether civil, criminal, administrative or investigative and whether formal or informal.

7.2 Limit on Liability. In every instance permitted by the Virginia Stock Corporation Act, as it exists on the date hereof or may hereafter be amended, the liability of a director or officer of the Corporation to the Corporation or its shareholders arising out of a single transaction, occurrence or course of conduct shall be limited to one dollar.

7.3 Indemnification of Directors and Officers. The Corporation shall indemnify any individual who is, was or is threatened to be made a party to a proceeding (including a proceeding by or in the right of the Corporation) because such individual is or was a director or officer of the Corporation, or because such individual is or was serving the Corporation or any other legal entity in any capacity at the request of the Corporation, against all liabilities and reasonable expenses incurred in the proceeding except such liabilities and expenses as are incurred because of such individual's willful misconduct or knowing violation of the criminal law. Service as a director or officer of a legal entity controlled by the Corporation shall be deemed service at the request of the Corporation. The determination that indemnification under this

Section 7.3 is permissible and the evaluation as to the reasonableness of expenses in a specific case shall be made, in the case of a director, as provided by law, and in the case of an officer, as provided in Section 7.4 of this Article; provided, however, that if a majority of the directors of the Corporation has changed after the date after the date of the alleged conduct giving rise to a claim for indemnification, such determination and evaluation shall, at the option of the person claiming indemnification, be made by special legal counsel agreed upon by the Board of Directors and such person. Unless a determination has been made that indemnification is not permissible, the Corporation shall make advances and reimbursements for expenses incurred by a director or officer in a proceeding upon receipt of an undertaking from such director or officer to repay the same if it is ultimately determined that such director or officer is not entitled to indemnification. Such undertaking shall be an unlimited, unsecured general obligation of the director or officer and shall be accepted without reference to such director's or officer's ability to make repayment. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that a director or officer acted in such a manner as to make such director or officer ineligible for indemnification. The Corporation is authorized to contract in advance to indemnify and make advances and reimbursements for expenses to any of its directors or officers to the same extent provided in this Section 7.3.

7.4 Indemnification of Others. The Corporation may, to a lesser extent or to the same extent that it is required to provide indemnification and make advances and reimbursements for expenses to its directors and officers pursuant to Section 7.3 of this Article, provide indemnification and make advances and reimbursements for expenses to its employees and agents, the directors, officers, employees and agents of its subsidiaries and predecessor entities, and any person serving any other legal entity in any capacity at the request of the Corporation, and may contract in advance to do so. The determination that indemnification under this Section 7.4 is permissible, the authorization of such indemnification and the evaluation as to the reasonableness of expenses in a specific case shall be made as authorized from time to time by general or specific action of the Board of Directors, which action may be taken before or after a claim for indemnification is made, or as otherwise provided by law. No person's rights under Section 7.3 of this Article shall be limited by the provisions of this Section 7.4.

7.5 Miscellaneous. The rights of each person entitled to indemnification under this Article shall inure to the benefit of such person's heirs, executors and administrators. Special legal counsel selected to make determinations under this Article may be counsel for the Corporation. Indemnification pursuant to this Article shall not be exclusive of any other right of indemnification to which any person may be entitled, including indemnification pursuant to a valid contract, indemnification by legal entities other than the Corporation and indemnification under policies of insurance purchased and maintained by the Corporation or others. However, no person shall be entitled to indemnification by the Corporation to the extent such person is indemnified by another, including an insurer. The Corporation is authorized to purchase and maintain insurance against any liability it may have under this Article or to protect any of the persons named above against any liability arising from their service to the Corporation or any other legal entity at the request of the Corporation regardless of the Corporation's power to indemnify against such liability. The provisions of this Article shall not be deemed to preclude the Corporation from entering into contracts otherwise permitted by law with any individuals or legal entities, including those named above. If any provision of this Article or its application to any person or circumstances is held invalid by a court of competent jurisdiction, the invalidity shall not affect other provisions or applications of this Article, and to this end the provisions of this Article are severable.

7.6 Application; Amendments. The provisions of this Article shall be applicable from and after its adoption even though some or all of the underlying conduct or events relating to a proceeding may have occurred before its adoption. No amendment, modification or repeal of this Article shall diminish the rights provided hereunder to any person arising from conduct or events occurring before the adoption of such amendment, modification or repeal.

Article VIII

UNSURRENDERED SHARES OF CHESSIE SYSTEM, INC. AND SEABOARD COAST LINE INDUSTRIES, INC.

8.1 Conversion of Shares. On October 31, 1980 (the "Merger Date"), the outstanding shares of Chessie Systems, Inc. ("Chessie") and Seaboard Coast Line Industries, Inc. ("Industries") were converted by operation of law into shares of the Corporation.

8.2 Failure to Surrender Shares. No holder of a Chessie or Industries common stock certificate shall be entitled to vote at any meeting of stockholders of the Corporation or to receive any dividends from the Corporation until surrender of his certificate in exchange for a certificate for shares of the Corporation's Common Stock. Upon such surrender, there shall be paid to the holder the amount of dividends (without interest thereon) that have theretofore become payable, but that have not been paid by reason of the foregoing, with respect to the number of whole shares of the Corporation's Common Stock represented by the certificates issued in exchange. The Corporation shall, however, be entitled after the Merger Date to treat the certificates of outstanding common stock of Chessie and Industries as evidencing the ownership of the number of full shares of the Corporation's Common Stock into which the Chessie and Industries shares, represented by such certificates, shall have been converted, notwithstanding the failure to surrender such certificates.

Article IX

VOTE TO AMEND OR RESTATE

As to each voting group entitled to vote on an amendment or restatement of these Articles of Incorporation the vote required for approval shall be (i) the vote required by the terms of these Articles of Incorporation, as amended or as restated from time to time, if such terms specifically require the approval of more than a majority of the votes entitled to be cast thereon by such voting group; or (ii) if clause (i) of this Article is not applicable, a majority of the votes entitled to be cast thereon.

ARNOLD & PORTER LLP

202.942.5000
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

January 21, 2005

BY HAND DELIVERY AND FACSIMILE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Mary F. Morse Family Trust

Ladies and Gentlemen:

On behalf of our client, CSX Corporation (the "Company"), this letter supplements our letter dated December 20, 2004 ("December Letter") requesting that the Staff of the Securities and Exchange Commission (the "Commission") consider the Company's request to exclude from the Company's 2005 proxy statement a proposal (the "Proposal") from the Mary F. Morse Family Trust (the "Proponent"). Capitalized terms used herein without definition have the meanings set forth in the December Letter.

In our view, the Proposal is excludable under Rule 14-8(i)(2) because the Company's governing instruments do not opt out of the plurality voting otherwise specified by Section 13.1-669(A) of the Virginia Act. Accordingly, nominees with the highest number of votes are elected to the Company's board of directors. For the reasons set forth in our December Letter, implementation of the Proposal would result in the Company's proxy materials being false or misleading under Rule 14a-9.

We have offices located in the Commonwealth of Virginia. We confirm that, for the purposes of Rule 14a-8(i)(2), it is our opinion that, as a matter of Virginia law, in an election of directors where directors are elected by a plurality vote, a vote "against" a nominee does not count in determining whether the nominee is elected as a director.

ARNOLD & PORTER LLP

We are enclosing six copies of this letter. By copy of this letter, the Company is simultaneously informing the Proponent of this supplement to the December Letter. Please acknowledge receipt of this letter by stamping the enclosed additional copy and returning it in the accompanying envelope.

Sincerely,



Richard E. Baltz

cc: Mary F. Morse Family Trust

Mrs. Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
December 27, 2004

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: CSX Deletion request.
Dated December 20, 2004

Ladies and Gentlemen:

It still appears that the SEC has "no defined" printed solution as to what is or is not a "good valid reason" for non-attendance to present a Proposal at a Shareowner's Meeting. Therefore, mine is being declared such. I am aware that the Rules 14a and its various explanations in the SEC Act of 1934 were contrived and promulgated for the specific purpose of denying the right for two years for non-compliance with such. There is no Rule stating that a Proponent can request compensation for normal expenses, while Executives can freely attend in numbers at the Company's [and Shareowner's loss] expense. Not being possessed of legal talent, I still can observe that a penalty is being requested from the S.E.C. for a non-defined resolution of "good valid reason".

The fact that my physical condition has changed after having a mild heart attack and a stent insertion is reason enough for non-attendance, and the lack of a volunteer is obvious, since names are not available to comply. Other Proponents should not be pressed into service, which could disrupt their own thoughts at the Meeting for a three-minute average time allowance to each of us.

The third compelling reason is that repetition of the Proposal verbally will not in any way change the voting already requested in the Proxy Material.

As to the "plurality" voting, my husband has notified the S.E.C. that such State[s] Rules are in violation of the Constitution, and/or The Bill of Rights, as a denial of "The Right to Dissent" to our citizens. The "false and misleading" statements were imbedded in the claim that plurality voting is legal and must be observed when claim not to "opt out" is made.

6 copies to SEC
2 copies Secretary, CSX Corp.

Prepared by my husband, as I neither type nor operate a computer.

Sincerely,

Mary F. Morse, Trustee



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CSX Corporation
Incoming letter dated December 20, 2004

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that CSX may exclude the proposal under rule 14a-8(i)(2). In this regard, because CSX's governing instruments do not opt out of the plurality voting that is otherwise specified by Virginia law, it appears that implementation of the proposal would result in CSX's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if CSX omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which CSX relies.

Sincerely,



Robyn Manos
Special Counsel